1st Constitution Bancorp

2650 Route 130

Cranbury, New Jersey 08512

August 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston, Esq.

Re:	1st Constitution Bancorp Amendment No. 1 to Registration Statement on Form S-4 File No. 333-233268

Dear Ms. Livingston:

I am the President and Chief Executive Officer of 1st Constitution Bancorp and am authorized to request the acceleration of the effective date of 1st Constitution Bancorp’s Amendment No. 1 to Registration Statement on Form S-4 (Registration Number 333-233268) filed on August 23, 2019.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on August 26, 2019 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

Please contact our outside counsel, Scott Warren Goodman, Esq. at Day Pitney LLP, at (973) 966-8226, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

By:	/s/ Robert F. Mangano
Name:	Robert F. Mangano
Title:	President and Chief Executive Officer